                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


                                  (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

                  For the fiscal year ended December 31, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                For the transition period from ____________ to

                     Commission file numbers:  0-23876 and 1-03439


               SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN
               JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN
                  SMURFIT PACKAGING CORPORATION SAVINGS PLAN
            SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN
                           (Full title of the plans)

                      SMURFIT-STONE CONTAINER CORPORATION
                           150 North Michigan Avenue
                            Chicago, Illinois 60601

         (Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

Financial Statements and Supplemental Schedules

Jefferson Smurfit Corporation Hourly Savings Plan
Years ended December 31, 2000 and 1999
with Report of Independent Auditors

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                           Financial Statements and
                            Supplemental Schedules


                    Years ended December 31, 2000 and 1999


                                   Contents

Report of Independent Auditors.......................................................................    1

Financial Statements

Statements of Net Assets Available for Benefits......................................................    2
Statements of Changes in Net Assets Available for Benefits...........................................    3
Notes to Financial Statements........................................................................    4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).......................................    9
Schedule H, Line 4j - Schedule of Reportable Transactions............................................   10

                         Report of Independent Auditors

Administrative Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

June 8, 2001

               Jefferson Smurfit Corporation Hourly Savings Plan

                Statements of Net Assets Available for Benefits

                                                                December 31
                                                          2000                1999
                                                  -----------------------------------------
Assets
Cash                                                 $       91,978     $         3,416
Investments, at fair value                               83,110,630          88,123,321
Employer contribution receivable                             49,668                   -
Employee contribution receivable                            398,593                   -
                                                  -----------------------------------------
Net assets available for benefits                       $83,650,869         $88,126,737
                                                  =========================================

See accompanying notes.

               Jefferson Smurfit Corporation Hourly Savings Plan

          Statements of Changes in Net Assets Available for Benefits





                                                                           Year ended December 31
                                                                          2000                1999
                                                                  -----------------------------------------
Contributions:
   Employees                                                          $  11,000,394         $11,629,244
   Employer                                                               2,174,129           2,153,031
Net investment income:
   Interest and dividend income                                           6,101,343           4,890,178
                                                                  -----------------------------------------
Total additions                                                          19,275,866          18,672,453

Net realized and unrealized (depreciation) appreciation of
   investments                                                          (12,364,715)          9,855,625
Transfers of participant accounts to other plans                         (5,776,815)           (459,080)
Withdrawals by participants                                              (5,601,374)         (7,480,280)
Administrative expenses                                                      (8,830)           (113,514)
                                                                  -----------------------------------------
Net (decrease) increase in net assets available for benefits
                                                                         (4,475,868)         20,475,204
Net assets available for benefits, beginning of year                     88,126,737          67,651,533
                                                                  -----------------------------------------
Net assets available for benefits, end of year                        $  83,650,869         $88,126,737
                                                                  =========================================

See accompanying notes.

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                         Notes to Financial Statements

                               December 31, 2000

1. Description of Plan

The following description of the Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. Jefferson Smurfit Corporation (U.S.) (the Company) is the Plan sponsor.

General

The Plan is a defined contribution plan established January 1, 1992, covering all eligible hourly employees of the Company and its adopting subsidiaries and affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

Contributions

Each year, participants may contribute from 1 to 15 percent of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions equal to 50 percent of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. Under current Plan provisions, employer contributions may be in the form of cash invested in SSCC common stock. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the matching contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service, vesting in 20 percent of the employer match each year. Forfeitures of nonvested amounts are used to offset future matching contributions.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)


1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, contributions may be directed into one of 15 investment options offered by the Plan. The investment options are primarily trusteed funds, other than the SSCC Company Stock Fund, in which employer matching contributions and any directed employee contributions are invested in common stock of SSCC. Certain employees have a portion of their investment held in shares of Jefferson Smurfit Group, plc (JS Group) common stock. Contributions are no longer permitted into this fund.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account (other than the SSCC Company Stock Fund) or an annuity. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant's election. All other distributions are in cash.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee. Common stock is based on closing stock prices on national stock exchanges.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Investment manager expenses and other administrative expenses are paid by the Plan. Legal expenses are paid by the Company.

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

Reclassifications

Certain 1999 amounts were reclassified to correspond to the 2000 classifications.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                     December 31,          December 31,
                                                                         2000                  1999
                                                                -------------------------------------------
   SSCC common stock (957,628 and 640,028 shares of common
     stock)*                                                       $    14,304,564       $    15,680,684
   T. Rowe Price Blue Chip Growth Fund (227,458 and 175,178
     shares of mutual fund)                                              7,699,460             6,365,983
   T. Rowe Price Blended Stable Value Fund (9,675,370 and
     11,219,723 shares of mutual fund)                                   9,675,370            11,219,723
   T. Rowe Price New Horizons Fund (438,622 and 412,796 shares
     of mutual fund)                                                    10,478,689            11,364,264
   T. Rowe Price Personal Strategy Balanced Fund (509,013 and
     500,207 shares of mutual fund)                                      8,103,484             8,123,355
   T. Rowe Price Equity Income Fund (748,535 and 800,391
     shares of mutual fund)                                             18,466,370            19,857,703
    Putnam New Opportunities Fund (74,091 shares of mutual
     fund)                                                               4,343,231           Less than 5%

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)


3. Investments (continued)

*Nonparticipant-directed.

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(12,364,715) and $9,855,625, respectively, as follows:

                                                    2000              1999
                                            ------------------------------------
   Mutual funds                                $  (5,780,147)      $3,734,788
   Common stock                                   (6,584,568)       6,120,837
                                            ------------------------------------
                                                $(12,364,715)      $9,855,625
                                            ====================================

4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC common stock fund and the JS Group common stock fund is as follows:

                                                                             Year ended December 31
                                                                            2000                1999
                                                                     ----------------------------------------
   Beginning balance, SSCC common stock fund                               $15,680,684       $  9,701,901
   Contributions                                                             2,679,108          2,539,778
   Net (depreciation) appreciation                                          (6,109,379)         5,587,834
   Benefits paid to participants                                              (455,747)        (1,329,428)
   Net transfers (to) participant-directed investments or from
     other SSCC plans                                                        2,509,898           (819,401)
                                                                     ----------------------------------------
   Ending balance, SSCC common stock fund                                  $14,304,564        $15,680,684
                                                                     ========================================

                                                                             Year ended December 31
                                                                             2000              1999
                                                                     ----------------------------------------
   Beginning balance, JS Group common stock fund                           $ 1,238,005        $   835,963
   Net appreciation (depreciation) and dividends                              (452,023)           533,002
   Distributions                                                               (32,044)          (104,012)
   Forfeitures                                                                       -               (165)
   Transfers to SSCC common stock fund                                         (23,079)           (26,783)
                                                                     ----------------------------------------
   Ending balance, JS Group common stock fund                              $   730,859        $ 1,238,005
                                                                     ========================================

                          Jefferson Smurfit Corporation
                               Hourly Savings Plan

                    Notes to Financial Statements (continued)


5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

7. Transfer of Plan Assets

During 2000, the Company sold a facility known as Oregon City Mill. During 2000, in connection with this transaction, approximately $5.3 million of participant accounts was transferred out of the Plan to the new employer. This distribution is included as part of transfers of participant accounts to other plans.

                            Supplemental Schedules

               Jefferson Smurfit Corporation Hourly Savings Plan

                           EIN: 36-2659288 Plan #063

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000

                                                                                               Current
         Identity of Issuer               Description of Investment            Cost             Value
---------------------------------------------------------------------------------------------------------
SSCC common stock fund*              957,628 shares of common stock           $14,494,728     $14,304,564

JS Group common stock fund*          385,922 shares of common stock               885,124         730,859

T. Rowe Price Equity Income Fund*
                                     748,535 shares of mutual fund             18,295,404      18,466,370

T. Rowe Price Personal Strategy
   Balanced Fund*                    509,013 shares of mutual fund              7,479,939       8,103,484

T. Rowe Price New Horizons Fund*
                                     438,622 shares of mutual fund             10,392,756      10,478,689

T. Rowe Price International Stock
   Fund*                             132,341 shares of mutual fund              2,016,372       1,921,586

Fidelity Contra Fund                 37,131 shares of mutual fund               2,076,000       1,825,720

Fidelity Value Fund                  5,224 shares of mutual fund                  251,034         242,110

Putnam New Opportunities Fund        74,091 shares of mutual fund               5,409,895       4,343,231

T. Rowe Price Blended Stable Value
   Fund*                             9,675,370 shares of mutual fund            9,675,370       9,675,370

Equity Index Trust (S&P 500)         90,467 shares of mutual fund               2,996,386       3,169,043

T. Rowe Price Personal Strategy
   Income Fund*                      20,601 shares of mutual fund                 266,810         271,524

T. Rowe Price Personal Strategy
   Growth Fund*                      39,411 shares of mutual fund                 726,834         746,830

T. Rowe Price Summit Cash Reserves
   Fund*                             756,175 shares of mutual fund                756,175         756,175

T. Rowe Price Spectrum Income Fund*  34,876 shares of mutual fund                 384,524         375,615

T. Rowe Price Blue Chip Growth Fund* 227,458 shares of mutual fund              7,168,447       7,699,460
                                                                              ---------------------------
                                                                              $83,275,798     $83,110,630
                                                                              ===========================

*Parties in interest.

               Jefferson Smurfit Corporation Hourly Savings Plan

                           EIN: 36-2659288 Plan #063

           Schedule H, Line 4j - Schedule of Reportable Transactions

                         Year ended December 31, 2000

                                                                                                       Current Value
                                                                                                        of Asset on
                                       Description of     Purchase        Selling           Cost        Transaction       Net Gain
     Identity of Party Involved            Asset           Price           Price          of Asset           Date          (Loss)
----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of the current value of plan assets
-------------------------------------------------------------------------------------------

SSCC common stock fund                  Common stock     $6,050,577     $          -     $6,050,577     $6,050,577      $        -
                                        Common stock              -        1,217,389      1,363,732      1,217,732        (146,343)

There were no category (i), (ii), or (iv) transactions.

Financial Statements and Supplemental Schedule

Smurfit Packaging Corporation Savings Plan
Years ended December 31, 2000 and 1999
with Report of Independent Auditors

                  Smurfit Packaging Corporation Savings Plan

                             Financial Statements
                           and Supplemental Schedule


                    Years ended December 31, 2000 and 1999



                                   Contents

Report of Independent Auditors........................................................................   1

Financial Statements

Statements of Net Assets Available for Benefits.......................................................   2
Statements of Changes in Net Assets Available for Benefits............................................   3
Notes to Financial Statements.........................................................................   4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........................................   9

                         Report of Independent Auditors

Administrative Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit Packaging Corporation Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

June 8, 2001

                   Smurfit Packaging Corporation Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                  December 31
                                                                           2000                1999
                                                                    ---------------------------------------
Assets
Investments, at fair value                                            $    22,569,020         $24,025,377
Employer contribution receivable                                               36,060              35,560
Employee contribution receivable                                               65,036              40,752
                                                                    ---------------------------------------
Net assets available for benefits                                     $    22,670,116         $24,101,689
                                                                    =======================================

See accompanying notes.

                  Smurfit Packaging Corporation Savings Plan

          Statements of Changes in Net Assets Available for Benefits

                                                                            Year ended December 31
                                                                           2000                1999
                                                                    ---------------------------------------
Contributions:
   Employees                                                          $     1,131,249    $     1,076,188
   Employer                                                                   456,418            474,957
Interest and dividend income                                                1,429,866          1,107,279
                                                                    ---------------------------------------
Total additions                                                             3,017,533          2,658,424
Net realized and unrealized (depreciation) appreciation of
   investments                                                             (2,307,777)         3,530,870
Transfers of participant account to other plans                                (7,280)            (1,802)
Withdrawals by participants                                                (2,126,462)        (3,105,553)
Administrative expenses                                                        (7,587)           (12,364)
                                                                    ---------------------------------------
Net (decrease) increase in net assets available for benefits               (1,431,573)         3,069,575

Net assets available for benefits, beginning of year                       24,101,689         21,032,114
                                                                    ---------------------------------------
Net assets available for benefits, end of year                        $    22,670,116        $24,101,689
                                                                    =======================================

See accompanying notes.

                  Smurfit Packaging Corporation Savings Plan

                         Notes to Financial Statements

                               December 31, 2000

1. Description of Plan

The following description of the Smurfit Packaging Corporation Savings Plan (the
Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible salaried employees of Smurfit Packaging Corporation (the Company) and its adopting subsidiaries and affiliates other than nonresident aliens, employees covered by a collective bargaining agreement unless specifically included, and leased employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute, on a pretax basis, from 1 to 15 percent of eligible compensation as defined by the Plan. Participants may also contribute amounts on an after-tax basis and rollover amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 65 percent of participant contributions to the Plan subject to maximum dollar amounts as provided by the Plan. Employee contributions and employer match amounts may be invested in mutual funds available through the Plan or Smurfit-Stone Container Corporation (SSCC) common stock. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service, vesting in 20 percent of the employer match each year. Forfeitures of nonvested amounts are used to offset future Company contributions.

                   Smurfit Packaging Corporation Savings Plan

1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, contributions may be directed into one of 15 investment options offered by the Plan. The investment options are primarily trusteed funds, other than the SSCC Stock Fund in which employer matching contributions and directed employee contributions are invested in common stock of SSCC. In addition to the fund options, certain employees may have a portion of their plan investment held in shares of Exxon Mobil Corporation common stock or Jefferson Smurfit Group plc (JS Group) common stock. Contributions are no longer permitted into either of these funds.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 6.67 percent to
10.25 percent. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or an annuity. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant's election. All other distributions are in cash.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market.

                  Smurfit Packaging Corporation Savings Plan

2. Summary of Significant Accounting Policies (continued)

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Investment manager and other administrative expenses are paid by the Plan. Certain other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                  December 31
                                                                         2000                    1999
                                                                -----------------------------------------------
SSCC common stock (135,038 and 124,069  shares of common
   stock)                                                           $   2,017,136              $3,039,702

T. Rowe Price Blended Stable Value Fund (2,672,565 and
   2,666,166 shares of mutual fund)                                     2,672,565               2,666,166

Exxon Mobil Corporation common stock (56,384 and 64,860
   shares of common stock)                                              4,901,850               5,225,308

T. Rowe Price Equity Income Fund (186,084 and 176,907 shares
   of mutual fund)                                                      4,590,684               4,389,071

                   Smurfit Packaging Corporation Savings Plan

3. Investments (continued)

T. Rowe Price Blue Chip Growth Fund (60,069 and 58,011 shares
   of mutual fund)                                                      2,033,343               2,108,117

T. Rowe Price New Horizons Fund (61,890 shares of mutual fund)
                                                                        1,478,557             Less than 5%

T. Rowe Price Personal Strategy Balanced Fund (71,978 shares
   of mutual fund)                                                      1,145,895             Less than 5%

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(2,307,777) and $3,530,870, respectively, as follows:

                                                                            2000                   1999
                                                                    --------------------------------------------
Mutual funds                                                              $(1,177,472)            $1,217,671
Common stock                                                               (1,130,305)             2,313,199
                                                                    --------------------------------------------
                                                                          $(2,307,777)            $3,530,870
                                                                    ============================================

4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC common stock and JS Group common stock fund is as follows:

                                                                            Year ended December 31
                                                                          2000                  1999
                                                                  -------------------------------------------
Beginning balance, SSCC common stock fund                           $     3,039,702            $2,306,085
Contributions                                                                98,783                29,417
Net (depreciation) appreciation                                          (1,169,124)            1,211,522
Benefits paid to participants                                              (100,008)             (197,757)
Transfers (to) from participant-directed investments and JS
   Group stock                                                              147,783              (309,565)
                                                                  -------------------------------------------
Ending balance, SSCC common stock fund                              $     2,017,136           $ 3,039,702
                                                                  ===========================================

                   Smurfit Packaging Corporation Savings Plan

4. Non-Participant-Directed Investments (continued)

                                                                            Year ended December 31
                                                                           2000                1999
                                                                    ---------------------------------------
Beginning balance, JS Group common stock fund                            $    872,842          $589,191
Net appreciation (depreciation) and dividends                                (314,258)          382,105
Forfeitures                                                                       (28)           (1,221)
Benefits paid to participants                                                 (37,878)          (90,791)
Transfers to participant-directed investments                                 (48,514)           (6,442)
                                                                    ---------------------------------------
Ending balance, JS Group common stock fund                               $    472,164          $872,842
                                                                    =======================================

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

7. Subsequent Event

Effective January 1, 2001, the Plan was amended such that the employer matching contribution was changed to equal 70 percent of the participant's eligible contributions up to 6 percent of compensation deferred.

                             Supplemental Schedule

                  Smurfit Packaging Corporation Savings Plan

                           EIN: 43-1531057 Plan #003

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000

                                                                                                          Current
               Identity of Issuer                      Description of Investment           Cost            Value
-------------------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                            135,038 shares of common stock       $1,971,630       $2,017,136

JS Group Stock Fund*                               249,321 shares of common stock          595,313          472,164

T. Rowe Price Blended Stable Value Fund*           2,672,565 shares of mutual fund       2,672,565        2,672,565

Exxon Mobil Stock Fund                             56,384 shares of common stock         1,193,298        4,901,850

T. Rowe Price International Stock Fund*            23,711 shares of mutual fund            363,114          344,289

T. Rowe Price New Horizons Fund*                   61,890 shares of mutual fund          1,551,612        1,478,557

T. Rowe Price Personal Strategy Balanced Fund*     71,978 shares of mutual fund          1,047,811        1,145,895

T. Rowe Price Equity Income Fund*                  186,084 shares of mutual fund         4,447,479        4,590,684

Fidelity Value Fund                                1,098 shares of mutual fund              53,234           50,914

Fidelity Contra Fund                               6,441 shares of mutual fund             354,258          316,692

Putnam New Opportunities Fund                      16,979 shares of mutual fund          1,284,882          995,303

Equity Index Trust (S&P 500)                       16,530 shares of mutual fund            528,918          579,051

T. Rowe Price Personal Strategy Income Fund*       3,459 shares of mutual fund              44,959           45,591

T. Rowe Price Personal Strategy Growth Fund*       14,964 shares of mutual fund            273,015          283,580

T. Rowe Price Summit Cash Reserves Fund*           113,542 shares of mutual fund           113,542          113,542

T. Rowe Price Spectrum Income Fund*                24,731 shares of mutual fund            268,480          266,349

T. Rowe Price Blue Chip Growth Fund*               60,069 shares of mutual fund          1,852,845        2,033,343

Various participants                               Participant loans, interest
                                                      rates from 6.67% to 10.25%,
                                                      maturities through 2014                    -          261,515
                                                                                       --------------- ------------
                                                                                       $18,616,955      $22,569,020
                                                                                       =============== ============

*Parties in interest.

Financial Statements and Supplemental Schedule

Smurfit-Stone Container Corporation
Hourly Savings Plan (Formerly the Stone Container Corporation Hourly Employees' Deferred Income Savings Plan)
Years ended December 31, 2000 and 1999
with Report of Independent Auditors

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                Financial Statements and Supplemental Schedule


                    Years ended December 31, 2000 and 1999


                                   Contents

Report of Independent Auditors.......................................................................   1

Financial Statements

Statements of Net Assets Available for Benefits......................................................   2
Statements of Changes in Net Assets Available for Benefits...........................................   3
Notes to Financial Statements........................................................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).......................................  11

                         Report of Independent Auditors

The Administration Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the Stone Container Corporation Hourly Employees' Deferred Income Savings Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

June 8, 2001

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                Statements of Net Assets Available for Benefits

                                                                                December 31
                                                                          2000               1999
                                                                  ----------------------------------------
Assets
Investments, at fair value                                              $122,557,178        $110,106,671
Guaranteed investment contracts, at contract value                        19,899,137          23,088,489
Cash                                                                          61,867              64,843
Employee contribution receivable                                             422,035              29,350
Employer contribution receivable                                              67,904               1,079
                                                                  ----------------------------------------
Net assets available for benefits                                       $143,008,121        $133,290,432
                                                                  ========================================

See accompanying notes.

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

          Statements of Changes in Net Assets Available for Benefits

                                                                           Year ended December 31
                                                                          2000                1999
                                                                  -----------------------------------------
Contributions:
   Employees                                                          $  16,537,923     $     16,092,150
   Employer                                                               3,207,049            3,139,690
Net investment income:
   Income from Master Trust                                                       -            1,412,384
   Interest on guaranteed investment contracts                            1,277,875              726,293
   Investment income                                                      9,130,412            4,229,743
                                                                  -----------------------------------------
Total additions                                                          30,153,259           25,600,260

Net realized and unrealized (depreciation) appreciation of
   investments                                                           (9,987,951)           4,827,940
Withdrawals by participants                                             (10,444,519)         (21,270,668)
Transfer of participant accounts to Jefferson Smurfit Corporation
   Hourly Savings Plan                                                            -             (934,656)
Administrative expenses                                                      (3,100)             (16,732)
                                                                  -----------------------------------------
Net increase in net assets available for benefits                         9,717,689            8,206,144
Net assets available for benefits, beginning of year                    133,290,432          125,084,288
                                                                  -----------------------------------------
Net assets available for benefits, end of year                         $143,008,121     $    133,290,432
                                                                  =========================================

See accompanying notes.

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                        Notes to Financial Statements

                          December 31, 2000 and 1999

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the Stone Container Corporation Hourly Employees' Deferred Income Savings Plan) (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible hourly employees of Stone Container Corporation (the Company). The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

Eligibility

Any employee who is an hourly employee of the Company will be eligible to participate in the Plan according to specifications included in the applicable supplement to the plan document.

Contributions

Each participant may elect to defer compensation in a percentage set forth in the applicable plan supplement up to the maximum amount permitted by the Internal Revenue Code (IRC) and subject to the other limitations included in various supplements to the plan document. Participants may change their contribution percentages and fund investment elections at specified dates during the year.

The Company shall contribute, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant's deferred compensation, subject to various limitations outlined in supplements to the plan document. Participants are immediately vested in the matching contributions of the Company and earnings thereon.

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Investments

T. Rowe Price Trust Company was appointed trustee effective July 1, 1999. Prior to that time, the assets were held by Bankers Trust Company, the predecessor trustee. The trustee holds the Plan's assets and executes investment transactions.

Upon enrollment in the Plan, contributions may be directed into various trusteed mutual funds and SSCC common stock by the participant. All investments are participant-directed.

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Termination


Although it has not expressed any intent to do so, the Company reserves the right to discontinue the Plan at any time, subject to the terms of the Employee Retirement Income Security Act (ERISA). If the Plan is terminated, each participant's account balance will be distributed as directed by the participant or to the named beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                   Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Prior to July 1, 1999, the Plan participated in the Stone Container Corporation Defined Contribution Master Trust (the Master Trust). The financial statements of the Plan disclose the Plan's allocated share of the assets and the investment earnings and losses of the Master Trust.

Master Trust investment transactions include dividend and interest income, gain or loss on sales, and net appreciation or depreciation in the fair value of investments. These transactions were allocated to the Plan based on the Plan's beneficial interest, as defined, in the Master Trust. These amounts represent the Plan's share of income from the Master Trust and are presented in the accompanying statements of changes in net assets available for benefits.

The market value of the Master Trust investments was determined by the trustee as follows:

Cash and cash equivalents     -    Value based on cost reported by the trustee,
                                   which approximates fair value

Mutual funds                  -    Value based on prices reported by the issuing
                                   registered investment company

Common trust funds            -    Value based on prices reported by the issuing
                                   registered investment company

Common stock                  -    Value based on quoted prices in active
                                   markets at the last reported sales price on the last business day of the year

Fixed income funds            -    Value equals contract value or cost plus
                                   accrued interest, which approximates fair value

The Plan's investments are stated at fair value, except for its investment in an investment contract fund, which is valued at contract value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. SSCC common stock is valued at its quoted market price.

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                   Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Investment manager expenses and other administrative expenses are paid by the Plan. Legal expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 1999 amounts were reclassified to correspond to 2000 classifications.

Payment of Withdrawals

Withdrawals are recorded when paid.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                        December 31
                                                                                  2000              1999
                                                                           --------------------------------------
T. Rowe Price Personal Strategy Balanced Fund (1,040,659 and 982,445
   shares of mutual fund)                                                        $16,567,295       $15,954,905

T. Rowe Price Equity Income Fund (1,250,978 and 1,413,901 shares of
   mutual fund)                                                                   30,861,616        35,078,894

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                   Notes to Financial Statements (continued)


3. Investments (continued)

T. Rowe Price Blue Chip Growth Fund (1,312,106 and 1,263,868 shares of
   mutual fund)                                                                   44,414,791        45,928,963

T. Rowe Price Frozen Fixed Income Fund (19,899,137 and 23,088,489 shares
   of mutual fund)                                                                19,899,137        23,088,489

Putnam New Opportunities Fund (158,935 shares of mutual fund)
                                                                                   9,316,793       Less than 5%

During 2000 and 1999, the Plan's investments (including gains and losses on investments boughs and sold, as well as held during the year) appreciated (depreciated) in value by ($9,987,951) and $4,827,940 respectively, as follows:

                                                                                 2000               1999
                                                                          ---------------------------------------
Mutual funds                                                                   $(10,376,492)        $4,708,951
Common stock                                                                        388,541            118,989
                                                                          ---------------------------------------
                                                                           $     (9,987,951)        $4,827,940
                                                                          =======================================

4. Participation in Master Trust

Prior to July 1, 1999, the Plan participated in the Stone Container Corporation Defined Contribution Master Trust. The Plan had no pro rata share of net assets available for benefits held in the Master Trust subsequent to July 1, 1999.

The following table presents investment income of the Master Trust:

                                                                                           Year ended
                                                                                          December 31,
                                                                                              1999
                                                                                       --------------------
Net appreciation in fair value of investments                                            $   14,419,084
Dividends                                                                                     2,168,337
Interest                                                                                      2,660,581
                                                                                       --------------------
Total investment income                                                                      19,248,002
Administrative expenses                                                                         (47,772)
                                                                                       --------------------
Net investment income                                                                    $   19,200,230
                                                                                       ====================

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                   Notes to Financial Statements (continued)


4. Participation in Master Trust (continued)

The following table presents the change in the net appreciation (depreciation) in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Master Trust:

                                                                                          Year ended
                                                                                          December 31,
                                                                                              1999
                                                                                       --------------------
Mutual funds                                                                                $16,852,396
Common stock                                                                                 (2,433,312)
                                                                                       --------------------
Net appreciation in fair value of investments                                               $14,419,084
                                                                                       ====================

5. Fund With Guaranteed Investment Contracts

The Plan has investments in the T. Rowe Price Frozen Fixed Income Fund which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2000 and 1999, was $19,899,137 and $23,088,489, respectively. The average yield and crediting interest rates were approximately 6.25 percent and 6.5 percent for 2000 and 1999, respectively.

6. Transfer of Plan Assets

During 1998, the Company sold a facility known as Snowflake Mill. During 1999, in connection with this transaction, approximately $8.5 million of participant accounts was transferred out of the Plan to the new employer. This distribution is included as part of the total withdrawals by participants.

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                   Notes to Financial Statements (continued)


6. Transfer of Plan Assets (continued)

Effective December 31, 2000, the Stone Container Corporation General and Pacific Northwest Retirement Plan merged into the Plan. Subsequent to year-end, approximately $2.1 million of participant accounts was transferred to the Plan in connection with this merger.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

8. Subsequent Event

Subsequent to year-end and pursuant to certain collective bargaining agreements at negotiated plants, the employer matching contributions will be invested in common stock of SSCC. Participants will then be ratably vested over a period of five years of service for the employer matching contributions and actual earnings thereon.

                             Supplemental Schedule

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (Formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)

                           EIN: 36-2041256 Plan #043

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000

                                                                                          Current
               Identity of Issuer                        Description of Assets             Value
----------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                            334,787 shares of common stock       $  5,000,885

T. Rowe Price Blended Stable Value Fund*           6,517,919 shares of mutual fund         6,517,919

T. Rowe Price Frozen Fixed Income Fund*            19,899,137 shares of mutual fund       19,899,137

T. Rowe Price International Stock Fund*            32,526 shares of mutual fund              472,276

T. Rowe Price New Horizons Fund*                   117,657 shares of mutual fund           2,810,819

T. Rowe Price Personal Strategy Balanced Fund*
                                                   1,040,659 shares of mutual fund        16,567,295

T. Rowe Price Equity Income Fund*                  1,250,978 shares of mutual fund        30,861,616

Fidelity Value Fund                                3,775 shares of mutual fund               174,964

Fidelity Contra Fund                               44,676 shares of mutual fund            2,196,714

Putnam New Opportunities Fund                      158,935 shares of mutual fund           9,316,793

Equity Index Trust (S&P 500)                       60,902 shares of mutual fund            2,133,380

T. Rowe Price Personal Strategy Income Fund*
                                                   9,071 shares of mutual fund               119,550

T. Rowe Price Personal Strategy Growth Fund*
                                                   23,904 shares of mutual fund              452,988

T. Rowe Price Summit Cash Reserves Fund*           1,431,484 shares of mutual fund         1,431,484

T. Rowe Price Spectrum Income Fund*                7,958 shares of mutual fund                85,704

T. Rowe Price Blue Chip Growth Fund*               1,312,106 shares of mutual fund        44,414,791
                                                                                        ------------
                                                                                        $142,456,315
                                                                                        ============

    *Parties in interest.

Financial Statements and Supplemental Schedule

Smurfit-Stone Container Corporation Savings Plan (formerly the Jefferson Smurfit Corporation Savings Plan)
Years ended December 31, 2000 and 1999
with Report of Independent Auditors

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                             Financial Statements
                           and Supplemental Schedule


                    Years ended December 31, 2000 and 1999


                                   Contents

Report of Independent Auditors........................................................................   1

Financial Statements

Statements of Net Assets Available for Benefits.......................................................   2
Statements of Changes in Net Assets Available for Benefits............................................   3
Notes to Financial Statements.........................................................................   4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........................................  11

                         Report of Independent Auditors

Administrative Committee
Smurfit-Stone Container Corporation
   Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan (formerly the Jefferson Smurfit Corporation Savings Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

June 8, 2001

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                Statements of Net Assets Available for Benefits

                                                                                    December 31
                                                                              2000                1999
                                                                       --------------------------------------
Assets
Investments, at fair value                                                 $618,810,829         $684,833,028
Guaranteed investment contracts, at contract value                           51,431,310           60,160,224
Cash                                                                            318,076                    -
Employee contribution receivable                                                957,935              497,839
Employer contribution receivable                                                958,057              431,366
                                                                       --------------------------------------
Net assets available for benefits                                          $672,476,207         $745,922,457
                                                                       ======================================

See accompanying notes.

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

          Statements of Changes in Net Assets Available for Benefits

                                                                              Year ended December 31
                                                                              2000               1999
                                                                       -------------------------------------
Contributions:
   Employees                                                            $    33,304,494        $ 23,014,872
   Employer                                                                  14,478,839           9,471,651
Net investment income:
   Interest on guaranteed group annuity contracts                             3,296,081           3,514,856
   Investment income                                                         37,070,068          27,550,263
                                                                       -------------------------------------
Total additions                                                              88,149,482          63,551,642

Net realized and unrealized (depreciation) appreciation of
   investments                                                              (76,209,154)         72,842,203
Transfer of participant accounts from Stone Container Corporation
   Salary Deferred Income Savings Plan                                                -         227,690,560
Net transfer of participant accounts from (to) other plans
                                                                             (1,937,845)          6,187,490
Withdrawals by participants                                                 (83,387,059)        (54,976,824)
Administrative expenses                                                         (61,674)            (51,501)
                                                                       -------------------------------------
Net (decrease) increase in net assets available for benefits
                                                                            (73,446,250)        315,243,570
Net assets available for benefits, beginning of year                        745,922,457         430,678,887
                                                                       -------------------------------------
Net assets available for benefits, end of year                         $    672,476,207        $745,922,457
                                                                       =====================================

See accompanying notes.

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                         Notes to Financial Statements

                               December 31, 2000


1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Effective July 1, 1999, the Plan changed its name from the Jefferson Smurfit Corporation Savings Plan to the Smurfit-Stone Container Corporation Savings Plan.

On November 18, 1998, a subsidiary of Jefferson Smurfit Corporation merged with and into Stone Container Corporation (Stone) (the Merger). Jefferson Smurfit Corporation simultaneously changed its name from Jefferson Smurfit Corporation to Smurfit-Stone Container Corporation (SSCC). A wholly owned subsidiary of SSCC, Jefferson Smurfit Corporation (U.S.) (JSC (U.S.)) is the plan sponsor. Upon consummation of the Merger, JSC (U.S.) (the Company) and Stone approved the merger of Stone Container Corporation Deferred Income Savings Plan into the Plan as of July 1, 1999. As a result, the participant balances of the Stone Container Corporation Deferred Income Savings Plan were transferred into the Plan as of that date.

General

The Plan is a defined contribution plan covering employees of the Company and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1 to 15 percent of eligible compensation as defined by the Plan. Participants may also contribute amounts on an after-tax basis. The Company makes matching contributions up to the lesser of 65 percent of the first 6 percent of eligible compensation deferred by a participant or half of the elective contribution limit. Employer contributions are made in the form of cash invested in SSCC common stock. When an employee reaches the age of 55, all employer contributions may be exchanged into investment options desired by the participant. All contributions are subject to applicable limitations.

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service, vesting in 20 percent of the employer match each year. Forfeitures of nonvested amounts are used to offset future Company contributions.

Investment Options

Upon enrollment in the Plan, employee contributions may be directed into one of 15 investment options offered by the Plan. The investment options are primarily trusteed funds, other than the company stock fund in which employer matching contributions and directed employee contributions are invested in common stock of SSCC. Certain employees have a portion of their investment held in shares of Exxon Mobil Corporation common stock or Jefferson Smurfit Group plc (JS Group) common stock. Contributions are no longer permitted into either of these funds.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates currently range from 6 percent to 10.5 percent. Principal and interest is paid ratably through monthly payroll deductions.

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)


2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market. Fixed Income Fund value equals contract value or cost plus accrued interest, which approximates fair value.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Investment manager expenses and other administrative expenses are paid by the Plan. Legal expenses are paid by the Company.

Reclassifications

Certain 1999 amounts were reclassified to correspond to 2000 classifications.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Withdrawals

Withdrawals are recorded when paid.

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)


3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                   December 31
                                                                             2000                1999
                                                                      --------------------------------------
SSCC common stock (6,362,595 and 4,484,504 shares common stock)         $    95,041,264        $109,968,179

Exxon Mobil Corporation common stock (1,218,715 and 1,428,472
   shares of common stock)                                                  105,952,005         115,081,949

T. Rowe Price Frozen Fixed Income Fund (51,431,310 and 60,160,224
   shares of mutual fund)                                                    51,431,310          60,160,224

T. Rowe Price Equity Income Fund (4,442,475 and 5,182,656 shares of
   mutual fund)                                                             109,595,861         128,581,692

T. Rowe Price Personal Strategy Balanced Fund (3,146,787 and
   3,521,021 shares mutual fund)                                             50,096,854          57,181,381

T. Rowe Price Blended Stable Value Fund (57,202,125 and 67,401,588
   shares of mutual fund)                                                    57,202,125          67,401,588

T. Rowe Price Blue Chip Growth Fund (2,065,104 and 1,942,311 shares
   of mutual fund)                                                           69,903,773          70,583,583

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(76,209,154) and $72,842,203, respectively, as follows:

                                                                              2000               1999
                                                                        -------------------------------------
   Mutual funds                                                             $(33,671,866)   $     2,023,250
   Common stock                                                              (42,537,288)        70,818,953

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)


4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to SSCC common stock and JS Group common stock is as follows:

                                                                            Year ended December 31
                                                                          2000                  1999
                                                                  ----------------------------------------
Beginning balance, SSCC common stock fund                              $109,968,179          $ 39,347,025
Contributions                                                            16,192,197            10,265,666
Net appreciation (depreciation)                                         (41,466,700)           39,280,039
Benefits paid to participants                                            (5,400,121)           (3,526,850)
Transfers from participant-directed investments and JS Group
   common stock                                                          15,747,709            24,602,299
                                                                  ----------------------------------------
Ending balance, SSCC common stock fund                             $     95,041,264          $109,968,179
                                                                  ========================================

                                                                            Year ended December 31
                                                                          2000                  1999
                                                                  ------------------------------------------
Beginning balance, JS Group common stock                           $     23,895,210      $     15,525,763
Net (depreciation) appreciation and dividends                            (8,633,240)           10,126,054
Forfeitures                                                                 (12,912)              (22,108)
Benefits paid to participants                                            (1,647,234)           (1,308,048)
Transfers to participant-directed investments and SSCC common
   stock                                                                   (589,906)             (426,451)
                                                                  -----------------------------------------
Ending balance, JS Group common stock fund                         $     13,011,918      $     23,895,210
                                                                  =========================================

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)


5. Fund With Guaranteed Investment Contracts

The Plan has investments in the T. Rowe Price Frozen Fixed Income Fund which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events may result in a distribution at other than contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2000 and 1999, was $51,431,310 and $60,160,224, respectively. The average yield and crediting interest rates were approximately 6.25 percent and 6.5 percent for 2000 and 1999, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

7. Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operating in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)


8. Plan Merger

Effective April 1, 2000, the AB Specialty Packaging, Inc. 401(k) Profit Sharing Plan merged into the Plan. During 2000, approximately $2.8 million of participant accounts was transferred into the Plan. This contribution is included as part of transfers-in of participants accounts.

Effective December 31, 2000, account balances attributable to salaried employees participating in the St. Laurent Packaging Corporation Latta Division 401(k) Plan merged into the Plan. Subsequent to year-end, approximately $3.4 million of participant accounts was transferred to the Plan in connection with this merger.

Effective December 31, 2000, account balances attributable to salaried employees participating in two 401(k) plans maintained by Eastern Container Corporation merged into the Plan. Subsequent to year-end, approximately $4.3 million of participant accounts was transferred to the Plan in connection with this merger.

Effective December 31, 2000, account balances attributable to salaried employees participating in the St. Laurent Paperboard 401(k) Savings Plan merged into the Plan. Subsequent to year-end, approximately $24.1 million of participant accounts was transferred into the Plan in connection with this merger.

9. Subsequent Event

Effective January 1, 2001, the Plan was amended such that the employer matching contribution was changed to equal 70 percent of the participant's eligible contributions up to 6 percent of compensation deferred.

                             Supplemental Schedule

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                           EIN: 36-2659288 Plan #062

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000

                                                                                                          Current
           Identity of Issuer                      Description of Assets                 Cost              Value
--------------------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                   6,362,595 shares of common stock          $    96,514,827  $    95,041,264

JS Group Stock Fund*                      6,870,798 shares of common stock               16,574,679       13,011,918

Exxon Mobil Stock Fund                    1,218,715 shares of common stock               26,307,848      105,952,005

T. Rowe Price Frozen Fixed Income Fund*   51,431,310 shares of mutual fund               51,431,310       51,431,310

T. Rowe Price Equity Income Fund*         4,442,475 shares of mutual fund               111,028,650      109,595,861

T. Rowe Price Personal Strategy
   Balanced Fund*                         3,146,787 shares of mutual fund                48,785,537       50,096,854

T. Rowe Price New Horizons Fund*          1,198,764 shares of mutual fund                30,025,715       28,638,474

T. Rowe Price International Stock Fund*   844,100 shares of mutual fund                  13,510,083       12,256,331

Fidelity Contra Fund                      250,144 shares of mutual fund                  14,183,461       12,299,590

Fidelity Value Fund                       36,040 shares of mutual fund                    1,751,743        1,670,467

Putnam New Opportunities Fund             436,895 shares of mutual fund                  32,991,277       25,610,780

T. Rowe Price Blended Stable Value Fund*  57,202,125 shares of mutual fund               57,202,125       57,202,125

Equity Index Trust (S&P 500)              468,420 shares of mutual fund                  14,883,017       16,408,746

T. Rowe Price Personal Strategy Income
   Fund*                                  153,093 shares of mutual fund                   1,962,241        2,017,767

T. Rowe Price Personal Strategy Growth
   Fund*                                  171,167 shares of mutual fund                   3,131,921        3,243,606

T. Rowe Price Summit Cash Reserves Fund*  5,840,775 shares of mutual fund                 5,840,775        5,840,775

T. Rowe Price Spectrum Income Fund*       149,938 shares of mutual fund                   1,639,040        1,614,833

T. Rowe Price Blue Chip Growth Fund*      2,065,104 shares of mutual fund                68,144,437       69,903,773

Participant loans*                        Interest rates range from 6% to 10.5%,
                                          maturities through 2015                                 -        8,405,660
                                                                                    --------------------------------
                                                                                    $   595,908,686  $   670,242,139
                                                                                    ================================

*Parties in interest.

                        Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-66421 and Form S-8 No. 333-32850) pertaining to the Smurfit-Stone Container Corporation Savings Plan, the Jefferson Smurfit Corporation Hourly Savings Plan, the Smurfit Packaging Corporation Savings Plan, and the Smurfit-Stone Container Corporation Hourly Savings Plan of our report dated June 8, 2001, with respect to the financial statements and supplemental schedules of the Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the Stone Container Corporation Hourly Employees' Deferred Income Savings Plan), the Smurfit-Stone Container Corporation Savings Plan (formerly the Jefferson Smurfit Corporation Savings Plan), the Jefferson Smurfit Corporation Hourly Savings Plan, and the Smurfit Packaging Corporation Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


                                       /s/ Ernst & Young LLP


St. Louis, Missouri
June 25, 2001